EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Vicor Corporation (“Vicor” or the “Company”) has two classes of common stock outstanding: shares of Common Stock, par value $0.01 per share (“Common Stock”), which are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on The NASDAQ Stock Market LLC under the ticker symbol “VICR”, and shares of our Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), which are not subject to registration pursuant to Section 12 of the Exchange Act and are not listed on any exchange.

Description of Capital Stock

The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, our Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our By-Laws, as amended (the “By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our By-Laws and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Shares of Capital Stock

Our authorized capital stock consists of 77,000,000 shares, of which 62,000,000 are designated as Common Stock, 14,000,000 are designated as Class B Common Stock, and 1,000,000 are designated as Preferred Stock, par value $0.01 per share (“Preferred Stock”). Of the Preferred Stock, 175,000 shares were designated as Series A Convertible Preferred Stock (the “Series A Preferred”), 110,000 shares were designated as Series B Convertible Preferred Stock (the “Series B Preferred”) and 75,001 shares were designated as Series C Convertible Preferred Stock (the “Series C Preferred” and, together with the Series A Preferred and the Series B Preferred, collectively, the “Designated Preferred Stock”).

Common Stock

Voting Rights. Each holder of Common Stock is entitled to one vote for each share held on matters submitted to a vote of stockholders. Holders of shares of Common Stock and holders of shares of Class B Common Stock vote together as a single class on all matters lawfully submitted to a vote of stockholders, except as otherwise required by law and except as otherwise provided in our Certificate of Incorporation. See “Class B Common Stock” and “Preferred Stock” below for a discussion of certain circumstances under which holders of shares of Common Stock and holders of shares of Class B Common Stock do not vote together as a single class.

The provisions of Articles Fourth and Ninth of our Certificate of Incorporation (which address the rights of the Company’s capital stock and amendments to the Certificate of Incorporation) may not be modified, revised, altered, amended, repealed or rescinded, except by the affirmative vote of the holders of a majority in interest of each class of the Company’s outstanding capital stock entitled to vote generally in the election of the directors, voting as separate classes.

Our Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Dividends. Subject to preferences that may apply to any outstanding shares of Preferred Stock, dividends may be declared by the Board of Directors upon and paid to the holders of Common Stock and Class B Common Stock out of funds legally available therefor. Such dividends, when, as and if declared and paid, shall be so declared and paid to such holders pro rata according to the number of shares of Common Stock and Class B Common Stock held by each such holder (with the number of shares of outstanding Common Stock and Class B Common Stock being aggregated and considered a single class for this purpose). No dividend or other distribution may be declared upon the Common Stock, whether payable in cash or in shares of Common Stock or otherwise, unless a comparable dividend shall be declared upon the Class B Common Stock and vice versa. If the dividend declared upon the Common Stock is payable in shares of Common Stock, the comparable dividend declared upon the Class B Common Stock shall be payable in shares of Class B Common Stock, and vice versa.

Liquidation Rights. In the event of the liquidation, dissolution, or winding up of the Company, after payment or provision for payment of the debts and liabilities of the Company and the amounts to which holders of Preferred Stock, if any, may be entitled, holders of shares of Common Stock will be entitled to share ratably as one class with the holders of shares of Class B Common Stock in the remaining assets of the Company.

Preemptive, Conversion, or Redemption Rights. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into other securities. There are no redemption or sinking fund provisions applicable to our Common Stock.

A share of Class B Common Stock is convertible into one share of Common Stock in certain circumstances, as described below under “Class B Common Stock.”

Listing. Our Common Stock is listed on The NASDAQ Global Select Market under the symbol “VICR.”

Transfer Agent and Registrar. The Transfer Agent and Registrar for our Common Stock is Computershare Trust Company, N.A., located at College Station, Texas.

A discussion of the rights of the Class B Common Stock and the Preferred Stock, which affect or may affect the rights of the Common Stock, follows.

Class B Common Stock

Increases in Authorized and Outstanding Shares. Under our Certificate of Incorporation, we may not increase the authorized number of shares of Class B Common Stock without the affirmative vote of a majority of all votes entitled to be cast by the holders of the Common Stock and Class B Common Stock, voting as separate classes. We also may not issue any shares of Class B Common Stock, other than in connection with stock dividends and similar transactions, unless that issuance is approved by the affirmative vote of at least two-thirds in interest of the holders of our Common Stock and Class B Common Stock, voting as separate classes.

Voting Rights. Each holder of Class B Common Stock is entitled to 10 votes for each such share held on matters submitted to a vote of stockholders. Holders of shares of Common Stock and holders of shares of Class B Common Stock vote together as a single class on all matters lawfully submitted to a vote of stockholders, except as otherwise required by law and except as otherwise provided in our Certificate of Incorporation.

Dividends. See “Common Stock – Dividends” above.

Liquidation Rights. In the event of the liquidation, dissolution, or winding up of the Company, after payment or provision for payment of the debts and liabilities of the Company and the amounts to which holders of Preferred Stock, if any, may be entitled, holders of shares of Class B Common Stock will be entitled to share ratably as one class with the holders of shares of Common Stock in the remaining assets of the Company.

Preemptive, Conversion, or Redemption Rights. Holders of Class B Common Stock have no preemptive rights, and there are no redemption or sinking fund provisions applicable to Class B Common Stock.

Each share of Class B Common Stock may, at any time, at the option of the holder, be converted into one share of Common Stock. Each outstanding share of Class B Common Stock will be converted into one share of

Common Stock at such time as the total number of outstanding shares of Class B Common Stock represents less than 10% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock. All shares of Class B Common Stock converted into Common Stock as described in this paragraph will be retired and revert to the status of authorized and unissued shares of Class B Common Stock.

Restrictions on Transfer. While certain transfers of shares of Class B Common Stock to certain “permitted transferees” for tax and estate planning purposes are authorized in our Certificate of Incorporation, shares of Class B Common Stock are generally subject to restrictions on sale or other transfers. Any transfer of shares of Class B Common Stock not permitted under the Certificate of Incorporation will result in the automatic conversion of those shares of Class B Common Stock into an equal number of shares of Common Stock.

Preferred Stock

Our authorized capital stock includes 1,000,000 shares designated as Preferred Stock, of which 175,000 were designated as Series A Preferred, 110,000 were designated as Series B Preferred, and 75,001 were designated as Series C Preferred. Currently, no shares of Preferred Stock are issued and outstanding. All previously issued and outstanding shares of Designated Preferred Stock have been converted into shares of our Common Stock and are not available for reissuance.

In the future, our Board of Directors may, without further action by holders of our capital stock, fix the rights, preferences, and restrictions of up to the remaining 639,999 authorized shares of Preferred Stock in one or more series and authorize their issuance; provided, however, that the issuance of any shares of Preferred Stock carrying in excess of one vote per share or convertible into shares of Class B Common Stock will require the prior approval of at least two-thirds in interest of the holders of the Common Stock and Class B Common Stock, voting as separate classes.

The rights and preferences of the Preferred Stock issued could include voting rights, dividend rights, conversion rights, redemption rights, liquidation preferences, and sinking fund terms, any or all of which may be greater than or superior to the rights of our Common Stock or Class B Common Stock. Accordingly, the issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock or Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation, dissolution, or winding up of the Company. In addition, the issuance of Preferred Stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.

Voting Control and Anti-Takeover Provisions

The ownership of our Common Stock and Class B Common Stock is concentrated primarily between Dr. Vinciarelli, Chairman of the Board, President, and Chief Executive Officer of the Company, and a limited number of institutional investors. Accordingly, Dr. Vinciarelli has significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a change of control event (e.g., a merger or sale of the Company or its assets) or a liquidation, dissolution, or winding up of the Company.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also corporate officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.